SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 3)

Under the Securities Exchange Act of 1934*

BioFuel Energy Corp.

(Name of Company)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

09064Y109

(CUSIP Number of Class of Securities)

Daniel S. Loeb
Third Point LLC
390 Park Avenue
New York, NY 10022
(212) 224-7400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:
Michael A. Schwartz, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY  10019-6099
(212) 728-8000

September 24, 2010

(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's  initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 09064Y109	Page 2 of 14 Pages

1	NAME OF REPORTING PERSON Third Point LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,578,800
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,578,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,578,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.9%
14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D

CUSIP No. 09064Y109	Page 3 of 14 Pages

1	NAME OF REPORTING PERSON Daniel S. Loeb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 224,484
	8	SHARED VOTING POWER 5,578,800
	9	SOLE DISPOSITIVE POWER 224,484
	10	SHARED DISPOSITIVE POWER 5,578,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,803,284
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.8%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No. 09064Y109	Page 4 of 14 Pages

1	NAME OF REPORTING PERSON Third Point Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,867,782
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,867,782
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,867,782
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No. 09064Y109	Page 5 of 14 Pages

1	NAME OF REPORTING PERSON Third Point Partners Qualified LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,808,018
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,808,018
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,808,018
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14	TYPE OF REPORTING PERSON* PN

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) is being filed with respect to the Class A common stock, par value $0.01 per share (the “Common Stock”), of BioFuel Energy Corp., a Delaware corporation (the "Company"), to amend the Schedule 13D filed on June 25, 2007 (as amended by Amendment No. 1 thereto filed on December 31, 2008, Amendment No. 2 thereto filed on April 3, 2009 and this Amendment No. 3, the “Schedule 13D”).  This Amendment No. 3 is being filed on behalf of Third Point LLC, a Delaware limited liability company (the “Management Company"), Daniel S. Loeb, an individual (“Mr. Loeb"), Third Point Partners LP, a Delaware limited partnership (“Third Point Partners”), and Third Point Partners Qualified LP, a Delaware limited partnership (“Third Point Partners Qualified”, and together with the Management Company, Mr. Loeb and Third Point Partners, the “Reporting Persons”).

The Management Company is the investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, collectively, including but not limited to Third Point Partners and Third Point Partners Qualified, the "Funds").  The Management Company and Mr. Loeb may be deemed to have beneficial ownership over shares of Common Stock directly beneficially owned by the Funds, by virtue of the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock.

This Amendment No. 3 is being filed in connection with a plan or proposal concerning Third Point Loan LLC, an affiliate of the Reporting Persons (the “Affiliate”), that could result in the acquisition by the Reporting Persons of additional securities of the Issuer.

The Reporting Persons no longer maintain contact with Lawrence J. Bernstein, previously one of the joint filers of the Schedule 13D, with respect to their investments in the Company.  Accordingly, Mr. Bernstein is no longer a joint filer with the Reporting Persons of the Schedule 13D.

Item 4.                      Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following:

After engaging in discussions with the Issuer, the Reporting Persons have entered into an agreement (the “Loan Agreement”) with the Issuer regarding several transactions involving securities of the Issuer. The following is a summary of the Loan Agreement and the related transactions. Under the Loan Agreement, the Affiliate and certain other stockholders of the Issuer (together with the Reporting Persons, the “Lenders”) have agreed to provide the Issuer with a short-term bridge loan of $19,420,620 (the “Bridge Loan”), the proceeds of which are to be used to repay the working capital facility of subsidiaries of the Issuer under their senior credit facility and pay down certain other indebtedness of the Issuer and its subsidiaries.  The Loan Agreement provides that the Bridge Loan will bear interest at a rate of 12.5%, have a maturity date of March 24, 2011 and be secured by the Issuer’s pledge of its equity interest in one of the Issuer’s subsidiaries, BioFuel Energy, LLC.  In consideration of the Bridge Loan, the Loan Agreement provides for payment by the Issuer of a 4% funding fee to the Lenders.  In the event the Bridge Loan is not paid off by the maturity date, the Loan Agreement provides that the Lenders, in addition to all other rights and remedies under the Bridge Loan, would be issued warrants (the “Warrants”) exercisable for an aggregate of 15% of the Issuer’s equity capitalization on a fully-diluted basis at an exercise price of $0.01 per share.

In connection with the Bridge Loan, the Issuer and the Lenders entered into a Rights Offering Letter Agreement, dated September 24, 2010 (the “Rights Offering Letter”).  Under the Rights Offering Letter, the Issuer has agreed to use its commercially reasonable best efforts to conduct a registered offering for rights to purchase shares of preferred stock of the Issuer (the “Rights Offering”).  Under the Rights Offering Letter, the Issuer has committed to use its commercially reasonable best efforts to (i) file a Registration Statement on Form S-3 (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”) on or before October 18, 2010 and (ii) cause such Registration Statement to be declared effective on or before January 24, 2011 and to remain effective throughout the entire offering period without interruption.

In the Rights Offering, the Issuer would distribute, at no charge to each of the Issuer’s existing holders of Common Stock, rights (the “Rights”) to purchase up to an aggregate of 4,000,000 shares of Series A Convertible Preferred Stock (“Series A Convertible Preferred Stock”), at a per share offering price equal to $10.00 per share (the “Per Preferred Share Purchase Price”).  Each Right would entitle the holder thereof to acquire, at a price equal to the Rights Price, a number of shares of Series A Convertible Preferred Stock equal to the fraction determined by dividing 4,000,000 by the number of Rights offered in the Rights Offering. The number of Rights offered in the Rights Offering is to be determined by dividing the offering size of the Rights Offering by the Rights Price. The offering size of the Rights Offering is anticipated to be an amount equal to $40,000,000, and is to be the amount sufficient to repay all amounts owed (whether in whole or in part), including accrued and unpaid interest, under the Bridge Loan and the Mezzanine Loan Agreement (as defined under the Loan Agreement) and to make the Cargill Payment (as defined below), including certain fees and expenses incurred in connection with the Rights Offering.  The Rights Offering Letter provides that each share of Series A Convertible Preferred Stock issued in the Rights Offering will be convertible into that number of shares of Common Stock equal to the quotient obtained by dividing the Per Preferred Share Purchase Price by the lesser of (A) a dollar amount equal to 25% of the average per share closing price of the Common Stock for the five (5) trading days immediately following the initial filing of the Registration Statement and (B) $0.75 (such price being the “Rights Price”).  The proceeds of the Rights Offering would be used to (i) first, pay off the Bridge Loan; (ii) second, pay off other indebtedness owed to the Lenders; (iii) third, pay down certain indebtedness owed to Cargill, Incorporated and its affiliates (the “Cargill Payment”); and (iv) the remainder, if any, for general corporate purposes.

The Rights Offering contemplates all holders of the Issuer’s Common Stock being eligible to participate in the Rights Offering pro rata based on each such holder’s ownership of Common Stock at the time of the Rights Offering.  The Rights Offering Letter provides the Lenders with registration rights for the shares of Common Stock issued upon conversion of the Series A Convertible Preferred Stock.

Under the Rights Offering Letter, the Lenders have agreed to (i) participate in the Rights Offering for their full pro rata share of Rights offered to them (the “Basic Commitment”) and (ii) subject to certain terms, conditions and limitations, commit to purchase all of the additional shares of Series A Convertible Preferred Stock not otherwise sold in the Rights Offering (the “Backstop Commitment”).  Notwithstanding the foregoing, the Rights Offering Letter provides for (i) the Lenders having the ability to reduce the number of shares of Series A Convertible Preferred Stock that the Lenders would otherwise be obligated to purchase pursuant to the Backstop Commitment and/or the Basic Commitment, or (ii) the Issuer having the ability to reduce the aggregate number of shares of Series A Convertible Preferred Stock that are offered in the Rights Offering, in the event the Lenders determine, in their sole discretion, but after consultation with the Issuer, that consummation of the Rights Offering, the Basic Commitment and/or the Backstop Commitment would result in adverse tax, legal or regulatory consequences to the Issuer and/or any Lender (“Adverse Consequences”).  In the event of a backstop reduction, the Rights Offering Letter contemplates the Rights Offering nonetheless proceeding and the parties using their respective commercially reasonable best efforts to structure and consummate an alternative transaction to take the place of the issuance of the shortfall amount.  In consideration of the Backstop Commitment, the Issuer has agreed to pay to the Lenders their pro rata portion of an aggregate amount in cash equal to 4% of the total purchase price for the Series A Convertible Preferred Stock offered in the Rights Offering to eligible holders of Common Stock other than the Lenders.

The Rights Offering Letter also provides that, under certain circumstances, the Issuer may terminate the Rights Offering, in which case the Reporting Persons may be entitled to their pro rata share of a break-up fee of $350,000.

The Loan Agreement provides for (i) the waiver by the Issuer’s management of all change of control benefits that would otherwise arise as a result of the transactions contemplated by the Agreement, (ii) payment or reimbursement of the expenses incurred by the Reporting Persons in connection with the transactions contemplated by the Loan Agreement and (iii) indemnification for the benefit of the Reporting Persons.

The Affiliate has entered into a Voting Agreement (the “Voting Agreement”) that, among other things, requires the Affiliate to cast its votes in favor of any proposal by the Issuer to amend its restated certificate so as to increase the number of authorized but unissued shares of Common Stock up to an amount of shares sufficient to enable the Issuer to convert all Series A Convertible Preferred Stock issuable pursuant to the (i) Rights Offering, (ii) the Warrants and (iii) each other transaction contemplated by the Agreement, including the Cargill Payment, which shares of Common Stock shall rank pari passu with the existing shares of Common Stock.

In addition, consistent with the Reporting Persons’ investment purposes, each Reporting Person, at any time and from time to time, may acquire additional securities of the Issuer or dispose of any or all of its securities of the Issuer depending upon an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations. No Reporting Person has made a determination regarding a maximum or minimum number of securities of the Issuer that it may hold at any point in time.

Also, consistent with their investment purpose, the Reporting Persons have engaged in, and intend to continue to engage in, communications with one or more of the Issuer’s stockholders, officers and/or members of the board of directors relating to topics including, but not limited to, the operations of the Issuer.

Certain other stockholders of the Issuer, each of which is affiliated with Greenlight Capital, L.L.C. (collectively, “Greenlight”), have entered into agreements to participate in the Bridge Loan and/or the Rights Offering.  According to Amendment No. 3 to Schedule 13D filed on behalf of Greenlight with the Commission on September 27, 2010, Greenlight beneficially owned 11,853,500 shares of Common Stock, representing approximately 46.6% of the issued and outstanding Common Stock of the Issuer.  By virtue of the Reporting Persons and Greenlight, and Greenlight’s participation in the Bridge Loan and/or the Rights Offering, such parties may be deemed to have formed a “group” within the meaning of Section 13(d) under the Act.  If the Reporting Persons and Greenlight are deemed to have formed a group, the group may be deemed to beneficially own, collectively, approximately 17,656,784 shares of Common Stock, representing approximately 69.3% of the issued and outstanding shares of Common Stock of the Issuer based on the number of outstanding shares of Common Stock reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended June 30, 2010 filed with the Commission on August 16, 2010.  Although, as indicated above, the Reporting Persons may be deemed members of a group within the meaning of Section 13(d) of the Act with Greenlight, the Reporting Persons expressly disclaim membership in a group with Greenlight or any other person.

Item 5.                      Interest in Securities of the Company.

Item 5 of the Schedule 13D is hereby amended to add the following:

The information contained in Item 4 of this Amendment No. 3 is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Item 6 of the Schedule 13D is hereby amended to add the following:

The information contained in Item 4 of this Amendment No. 3 is incorporated herein by reference.

Item 7.               Material to be Filed as Exhibits

99.9
Power of Attorney granted by Daniel S. Loeb in favor of James P. Gallagher, William Song, Joshua L. Targoff and Bruce Wilson, dated January 5, 2009, was previously filed with the SEC on January 7, 2009 as an exhibit to Amendment No. 3 to Schedule 13G filed by Third Point LLC, Daniel S. Loeb, Third Point Offshore Fund, Ltd., Third Point Offshore Master Fund, L.P. and Third Point Advisors II L.L.C. with respect to Depomed, Inc. and that is incorporated herein by reference.

99.10	Amended and Restated Joint Filing Agreement, dated as of September 27, 2010, by and among the Reporting Persons.

99.11	Form of Warrant to be issued by the Issuer.

99.12
Loan Agreement dated as of September 24, 2010, by and among the Issuer, Greenlight Capital, LP, Greenlight Capital Qualified, LP, Greenlight Capital (Gold), LP, Greenlight Capital Offshore Partners, Greenlight Capital Offshore Master (Gold), Ltd., Greenlight Reinsurance, Ltd. and Third Point Loan LLC and Greenlight APE, LLC, as administrative agent, as filed by the Issuer on its Form 8-K (the “Form 8-K”), which was filed with the Commission on September 27, 2010 and which is incorporated herein by reference.

99.13
Rights Offering Letter Agreement dated as of September 24, 2010, by and among the Issuer, Greenlight Capital, LP, Greenlight Capital Qualified, LP, Greenlight Capital (Gold), LP, Greenlight Capital Offshore Partners, Greenlight Capital Offshore Master (Gold), Ltd., Greenlight Reinsurance, Ltd. and Third Point Loan LLC, as filed on the Form 8-K and which is incorporated herein by reference.

99.14	Voting Agreement dated as of September 24, 2010 by and between the Issuer and Third Point Loan LLC, as filed on the Form 8-K and which is incorporated herein by reference.

[Signatures on following page]

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 27, 2010

THIRD POINT LLC

By:           Daniel S. Loeb,
Chief Executive Officer

By:        /s/ William Song
   Name:                 William Song
   Title:                 Attorney-in-Fact

THIRD POINT PARTNERS LP

By:           Third Point Advisors LLC,
its general partner

By:           Daniel S. Loeb,
Managing Member

By:        /s/ William Song
   Name:                 William Song
   Title:                 Attorney-in-Fact

THIRD POINT PARTNERS QUALIFIED LP

By:	Third Point Advisors LLC,
its general partner

By:           Daniel S. Loeb,
Managing Member

By:        /s/ William Song
   Name:                 William Song
   Title:                 Attorney-in-Fact

DANIEL S. LOEB

By:        /s/ William Song
   Name:                 William Song
   Title:                 Attorney-in-Fact

[SIGNATURE PAGE TO AMENDMENT NO. 3 TO SCHEDULE 13D WITH RESPECT TO
BIOFUEL ENERGY CORP.]

AMENDED AND RESTATED JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.  This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Dated: September 27, 2010

THIRD POINT LLC

By:           Daniel S. Loeb,
Chief Executive Officer

By:        /s/ William Song
   Name:                 William Song
   Title:                 Attorney-in-Fact

THIRD POINT PARTNERS LP

By:           Third Point Advisors LLC, its
general partner

By:           Daniel S. Loeb,
Managing Member

By:        /s/ William Song
   Name:                 William Song
   Title:                 Attorney-in-Fact

THIRD POINT PARTNERS QUALIFIED LP

By:           Third Point Advisors LLC, its
general partner

By:           Daniel S. Loeb,
Managing Member

By:        /s/ William Song
   Name:                 William Song
   Title:                 Attorney-in-Fact

DANIEL S. LOEB

By:        /s/ William Song
   Name:                 William Song
   Title:                 Attorney-in-Fact